Exhibit 99.3

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF SHANDA INTERACTIVE ENTERTAINMENT LIMITED
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 18, 2005

The undersigned shareholder of Shanda Interactive Entertainment Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated September 9, 2005, and hereby appoints Tianqiao Chen and Shujun Li or any one of them, proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on October 18, at 10:00 a.m., local time, at the Company’s offices located at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai, 201203, China, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

PROPOSAL NO. 1: Elect the following directors to serve for the ensuing year and until their successors are elected and duly qualified:

1. Tianqiao Chen	6. Jingsheng Huang

2. Jun Tang	7. Mark Evans

3. Danian Chen	8. Haibin Qu

4. Qianqian Luo	9. Shujun Li

5. Chengyu Xiong

PROPOSAL NO. 2: Approval of 2005 Equity Compensation Plan

SHAREHOLDER NAME(s):	DATED: , 2005

Name	Signature

Name	Signature

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their share certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign and mail this
proxy card back as soon as possible.

Ñ DETACH PROXY CARD HERE Ñ

Mark, Sign, Date and Return	☒

This Proxy Card Promptly	Votes must be indicated

Using the Enclosed Envelope. This Proxy Card must be received prior to 5:00 p.m. (New York time) on October 11, 2005	(x) in Black or Blue ink.

PROPOSAL NO. 1: Elect the following directors to serve for the ensuing year and until their successors are elected and duly qualified:	FOR	AGAINST	ABSTAIN

1. Tianqiao Chen	☐	☐	☐

2. Jun Tang	☐	☐	☐

3. Danian Chen	☐	☐	☐

4. Qianqian Luo	☐	☐	☐

5. Chengyu Xiong	☐	☐	☐

6. Jingsheng Huang	☐	☐	☐

7. Mark Evans	☐	☐	☐

8. Haibin Qu	☐	☐	☐

9. Shujun Li	☐	☐	☐

PROPOSAL NO. 2: Approval of 2005 Equity Compensation Plan	FOR	AGAINST	ABSTAIN

	☐	☐	☐

To change your address, please mark this box.			☐

This Proxy Card must be signed by the person registered in the register of members at the close of business on September 9, 2005. In the case of a Corporation, this Proxy Card must be executed by a duly authorized Officer or Attorney.

Date Share Owner sign here	Co-Owner sign here